Exhibit (a)(1)

STATE of DELAWARE
CERTIFICATE of TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

o	First: The name of the trust is Avenue Mutual Funds Trust.

o	Second: The name and address of the Registered Agent in the State of Delaware is National Corporate Research, Ltd. located at 615 South DuPont Highway, Dover, DE 19901, in the County of Kent.

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Third: The Statutory Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

o	Fourth: This Certificate shall be effective immediately upon filing.

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Fifth:  Notice of Limitation of Liabilities of Series Pursuant to 12 Del. Code §3804(a). Notice is hereby given that the Statutory Trust is or may hereafter be constituted a series trust. The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to any particular series of the Statutory Trust shall be enforceable against the assets of such series only, and not against the assets of the Statutory Trust generally or any other series thereof.

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Sixth:  The trustees of the Statutory Trust, as set forth in its governing instrument, reserve the right to amend, alter, change, or repeal any provisions contained in this Certificate of Trust, in the manner now or hereafter prescribed by statute.

IN WITNESS WHEREOF, the undersigned, being the sole initial trustee of the Statutory Trust, has duly executed this Certificate of Trust as of this 5th day of March, 2012.

By:	/s/ Randolph Takian
Randolph Takian, as Trustee and not individually